April 10, 2008

Corgi International Announces the Sale of a Division of Subsidiary Cards Inc.

HONG KONG--Corgi International Limited (Nasdaq GM:CRGI) today announced that it had completed the sale of the Cards Inc. Limited trading card distribution division to Esdevium Games Limited.

Esdevium Games Limited, the UK's largest games distributor, has completed the purchase on April 9, 2008 which includes the transfer of the Cards Inc. Limited brand name and its trading card game, sticker, and collectable trading card-based business.

Cards Inc. Limited will continue its distribution of pop culture collectibles under the name of Popco Distribution which will offer a wide range of products to its long-standing customer base.

Corgi International develops and markets innovative, high-quality licensed and unlicensed toys, gifts and collectibles through its Popco, Master Replicas and Corgi brands. Corgi International recently won the award for Toy Innovation 2008 (Electronics and Technical) with its H2go Hydrogen Car at the 2008 Nuremburg Toy Fair.

About Corgi International:

Corgi International is a global Pop Culture company, which develops and markets innovative and high-quality licensed and non-licensed toys, gifts and collectables distributed via direct, specialty, hobby, collector and mass retail channels worldwide. Marketed under the brand names Corgi Classics, Master Replicas, PopCo and H2go, the Company's line of products range from premium entertainment prop replicas and limited edition memorabilia to traditional toys and gift merchandise.

The Company holds varying licenses for many of entertainment's highest grossing franchises including Disney Classics, Harry Potter, James Bond, Star Trek, Nintendo, Halo and The Beatles, amongst others. Corgi International also has partnerships with cutting edge technology innovators around the world.

The Company is headquartered in Hong Kong, with operations in Walnut Creek, California, USA and in Watford and Leicester, UK.

About Esdevium Games Limited

Esdevium Games Limited is the UK's largest game distributor. Based in Alton, Hampshire, the company supplies specialist and mass-market board games,

card games, miniatures games, roleplaying games, and other specialty games to national accounts and the independent trade.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  All statements other than those that are purely historical are forward-looking statements.  These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. The authors of this press release undertake no obligation to publicly update or revise any forward-looking statements.